SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2016

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X     Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes ___  No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

-	Press Release dated June 21, 2016
-	Press Release dated June 21, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

Name:	Antonio Cristodoro
Title:	Head of Corporate Secretary’s Staff Office

Date: June 30, 2016

The Algerian Minister of Energy, Noureddine Bouterfa, meets Eni's CEO, Claudio Descalzi

Algiers (Algeria), 21 June 2016 – The Minister of Energy, Noureddine Bouterfa, and the Chairman and CEO of the Algerian State Oil & Gas Company Sonatrach, Amine Mazouzi, today met with Eni CEO, Claudio Descalzi, in Algiers. This latest meeting between the parties follows previous engagements in November 2015 and April 2016.

During the meeting, Claudio Descalzi and Amine Mazouzi signed an agreement propaedeutic to the extension of the production licenses for the ROD reservoir, its satellite fields and three fields in Block 403. These are considered to be particularly important assets as their discovery led to the establishment in 1995 of the first Groupement Sonatrach Agip in Algeria (GSA) and marked the start of a strong partnership between Eni and Sonatrach.

The renewal of the partnership between Eni and Sonatrach, enshrined in today's agreement, will bring about an ambitious programme of activities that will include advanced techniques for hydrocarbon recovery. The agreement also lays the foundations for the completion of the unitisation process between the SF field, where Sonatrach has a 100% stake, and the SFNE field, which is jointly operated by Eni and Sonatrach.

With this visit, Eni CEO Claudio Descalzi has renewed the hope of a cooperation ever more fruitful either by re-launching gas development activities in existing concessions in the Country and by embarking on new renewable energy activities. The aim is to further strengthen the partnership between Italy and Algeria and between Eni and Sonatrach by a development model capable of enhancing the existing facilities of Eni and Sonatrach in Algeria.

Eni has been present in Algeria since 1981 and now participates in 32 mining permits. In the period between 2010 and 2015, the company invested $11.5bn in the development of hydrocarbons in Algeria, which represented approximately 26% of the total investment made by all international companies operating in the country. Eni's production in the country currently amounts to more than 100,000 barrels of oil equivalent per day.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456

Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

Eni: no agreement reached with SK Capital on the sale of a majority share in Versalis, negotiations have terminated

San Donato Milanese (Milan), 21 June 2016 – Eni announces that the negotiations with the U.S. investment fund SK Capital over the sale of a majority share in Versalis S.p.A. have been terminated due to an impossibility to reach a resolution on certain issues, including the future governance of the company.

Therefore, starting from the second quarter results, Eni will fully consolidate Versalis within the group’s accounts.

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com